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                               [Form of Opinion]



[_____] [__], 2001


Board of Trustees
STI Classic Funds
101 Federal Street
Boston, Massachusetts 02110

Re: Agreement and Plan of Reorganization, Dated as of the ___ Day of _________, 2001 (the "Agreement"), By and Between STI Classic Funds, a Massachusetts business trust (the "Trust"), on behalf of its series, Capital Appreciation Fund (the "Acquiring Fund") and the Core Equity Fund (the "Acquired Fund")

Ladies and Gentlemen:

          You have requested our opinion as to certain federal income tax consequences of the reorganization of the Acquired Fund which will consist of
(i) the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund, in exchange solely for, as applicable, Trust Shares and Flex Shares of beneficial interest of the Acquiring Fund (collectively, the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund, and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in the Agreement (the "Reorganization").

          In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of each class of the Acquired Fund in connection with the Special Meeting of Shareholders of the Acquired Fund to be held on May 18, 2001, (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Acquired Fund in a letter dated _________ ___, 2001(the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

          For purposes of this opinion, we have assumed that the Acquired Fund and the Acquiring Fund on the effective date of the Reorganization each satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

          Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the

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requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

          Based on the foregoing and provided the Reorganization is carried out in accordance with the laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letter, it is our opinion that:

          1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and Acquired Fund and Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

          2. No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the identified liabilities of Acquired Fund pursuant to Section 1032(a) of the Code.

          3. No gain or loss will be recognized by Acquired Fund upon the transfer of all of its assets to Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the identified liabilities of Acquired Fund or upon the distribution of the Acquiring Fund Shares to the shareholders of Acquired Fund pursuant to Sections 361(a) and (c) and 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to Section 1276 of the Code.

          4. No gain or loss will be recognized by the shareholders of Acquired Fund upon the exchange of their shares of Acquired Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

          5. The aggregate tax basis of the Acquiring Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

          6. The holding period of the Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the effective date of the Reorganization, pursuant to
Section 1223(1) of the Code.

          7. The tax basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the tax basis of such assets to Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.
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          8.   The holding period of the assets of Acquired Fund received by
Acquiring Fund will include the period during which such assets were held by Acquired Fund pursuant to Section 1223(2) of the Code.

          9. Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

          This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

          Our opinion is conditioned upon the performance by the Acquiring Fund and the Acquired Fund of their undertakings in the Agreement and the Representation Letter.

          This opinion is being rendered to Acquiring Fund and Acquired Fund and may be relied upon only by the funds and their shareholders.


Very truly yours,